

December 15, 2010

Melbourne F. Yull, Executive Director
Intertape Polymer Group, Inc.
9999 Cavendish Blvd., Suite 200
Ville St. Laurent, Quebec, Canada H4M 2X5

> **Re: Intertape Polymer Group, Inc.**
> **Form 40-F for fiscal year ended December 31, 2009**
> **Filed March 29, 2010**
> **File No. 001-10928**

Dear Mr. Yull:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F

General

1. Please advise us how you meet the requirements of Form 40-F. See General Instruction A(2)(iv).

Controls and Procedures, page 3

2. We note your disclosure in Exhibit 2 on page 14 which states that you recorded a charge of approximately $1.4 million in 2009 for errors that were identified in prior period financial statements. Please provide us with a detailed discussion of how the correction of these errors affected your conclusion regarding the effectiveness of your internal controls over financial reporting. In your response, specifically address your disclosure on page 4 which states that no changes were made to your internal controls over financial reporting during 2009.

Signatures

3.   Please advise us whether Melbourne Yull is your principal executive officer. Also, please confirm in future filings you will clearly indicate the identity of your principal executive officer on the signature page of your Form 40-F and your certifications.

Exhibits

4.   Please confirm in future filings you will separately file your exhibits to your Form 40-F, instead of including them at the end of your annual report. In particular, your certifications pursuant to sections 302 and 906 of the Sarbanes-Oxley Act of 2002 must be filed as separate exhibits.

Exhibit 1-2009 Annual Information Form dated March 26, 2010

Indebtedness, page 11

5.   We are unable to locate the amended $200 million Asset-Based Loan facility. Please advise if and why it is not filed as an exhibit.

Experts, page 48

6.   We note the reference to the entities that "prepared or certified a statement, report or valuation described or included in a filing …" Please advise us of any 40-F disclosure being attributed to Ernst & Young or Eckler Consultants. We may have further comment.

Exhibit 2-Management's Discussion and Analysis

Effect of Correction of Prior Period Errors, page 14

7.   It appears from your disclosure that you recorded a charge of $1.4 million during the fourth quarter of 2009 for errors that were identified in prior period financial statements. We note that you concluded that these items were immaterial to your prior periods and therefore did not warrant a restatement. Please provide us with a detailed discussion of how you assessed the materiality of these errors on the current fiscal year in accordance with SAB 108, particularly considering the fact that the $1.4 million charge represented approximately 9% of your 2009 net loss. Please note that if you still consider this adjustment to be immaterial for your prior years and current year, please provide us with you assessment of materiality in accordance with SAB 99.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to Jamie Kessel, the accounting examiner for this filing, at (202) 551-3727 or Angela Halac at (202) 551-3398 for accounting issues and Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or James Lopez, Legal Branch Chief, at (202) 551-3536 for all other issues.

Sincerely,

John Reynolds
Assistant Director

cc: Bernard J. Pitz, CFO
        Fax: (941) 727-3798